

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 7, 2008

Mr. Frank L. Jaksch, Jr.
Chief Executive Officer
ChromaDex Corporation
10005 Muirlands Boulevard
Suite G, First Floor
Irvine, CA 92618

> **Re: ChromaDex Corp. (formerly Cody Resources, Inc.)**
> **Item 4.01 Form 8-K filed June 24, 2008**
> **File No. 000-53290**

Dear Mr. Jaksch:

We have completed our review of your Item 4.01 Form 8-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief